Exhibit 99.1

Lorus Therapeutics Inc.

Notice of Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of Lorus Therapeutics Inc. (the “Corporation”) will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario on Thursday, September 21, 2006 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive the financial statements of the Corporation for the financial year ended May 31, 2006, together with the report of the auditors thereon;

2.	to appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors;

3.	to elect directors; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Each shareholder of record as of August 11, 2006 will be entitled to vote at the Meeting.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 10:00 a.m. on Tuesday, September 19, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) JIM A. WRIGHT
President and CEO

Toronto, Canada
August 11, 2006